Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges (Unaudited)

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In millions, except ratio of earnings to fixed charges)
Earnings:
Income from continuing operations before income taxes	$1,096	$1,162	$1,160	$1,252	$1,131
Net income from continuing operations attributable to noncontrolling interests	(9)	(6)	(9)	(9)	(9)

Income from continuing operations before income taxes after noncontrolling interests	$1,087	$1,156	$1,151	$1,243	$1,122
Add:
Interest expense	172	193	226	257	268
Amortization of debt expense	5	5	9	12	11
Interest component of rent expense	47	54	55	59	59

Earnings	$1,311	$1,408	$1,441	$1,571	$1,460

Fixed charges:
Interest expense	$172	$193	$226	$257	$268
Amortization of debt expense	5	5	9	12	11
Interest component of rent expense	47	54	55	59	59

Fixed charges	$224	$252	$290	$328	$338

Ratio of earnings to fixed charges	5.9x	5.6x	5.0x	4.8x	4.3x